EXHIBIT 99.1

Company Contact:	Investor relations Contacts:

Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gkir.com
http://www.nova.co.il	Kenny@gkir.com

NOVA MEASURING INSTRUMENTS TO ACQUIRE HYPERNEX

Acquisition Leverages Nova’s Existing Channels to Expand into Rapidly
Growing X-ray Diffraction Metrology

Rehovoth, Israel – April 25, 2006 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated metrology and process control for the semiconductor industry, today announced that it has entered into an Asset Purchase Agreement with privately-held HyperNex, Inc. and its shareholders to acquire substantially all the assets of HyperNex for up to 1.8 million shares of Nova and the assumption of specified liabilities, including certain liabilities accruing after the closing which relate to contracts assumed by Nova. Based on the closing price of Nova’s ordinary shares on April 21st, 2006 the transaction is valued at approximately $4.5 million. The closing of the acquisition is subject to customary closing conditions, including the completion of legal due diligence and amending certain agreements with third parties.

Formerly a wholly-owned subsidiary of ATMI, Inc., HyperNex has developed and manufactures a unique wide-angle X-Ray Diffraction (“XRD”) stand-alone metrology system for advanced semiconductor fabs. Its XRD tool has very high throughput compared to other tools presently in the market. It utilizes patented technology and has been used in production since 2004. HyperNex is uniquely positioned to capitalize on the growing demand for characterizing microstructures based on multiple parameter capabilities, enabling control of the quality of thin metal layers such as copper, tungsten, seed and barrier layers at the 65nm node, 45nm and below.

Assuming the transaction closes during May as anticipated, HyperNex could account for about 10% of Nova’s revenue in 2006, and the transaction is expected to be accretive to full-year earnings on a pro-forma basis (excluding non-recurring acquisition-related charges).

Commenting on the transaction, Dr. Giora Dishon, President and CEO, said “HyperNex is an excellent fit with Nova. It will strengthen our offering in the high-end stand-alone metrology market and expands our array of process control solutions. HyperNex’s X-Ray-based process control capabilities complement our Spectrophotometry and Scatterometry based solutions, which will enable us to provide complete metrology solutions for critical steps such as gate structures and copper interconnect.”

Dave Kurtz, CEO and Founder of HyperNex, said “We are proud of the progress we have made in developing the market for XRD technology for use in high volume manufacturing of semiconductor devices. We already have excellent relationships with leading IC manufacturers and we are enjoying a high degree of interest from several more. Given Nova’s strong position in the market, we believe that together we will be able to leverage their infrastructure and expertise to create an attractive growth engine and achieve a leading position in the field of characterization of very thin conducting films.”

“HyperNex has an outstanding team, an XRD technology that is field-proven in a high volume production environment and is ready for a widespread deployment in the global semiconductor market,” continued Dr. Dishon. “Our leading position in the integrated metrology market and HyperNex’s unique technology is a great combination. This acquisition will allow us to utilize and leverage our global sales and marketing capabilities, channel relationships and a strong worldwide support organization, as well as capitalize on our excellent technological infrastructure in software and algorithms along with our manufacturing and engineering expertise.”

About HyperNex

HyperNex, Inc., headquartered in State College, Pennsylvania, develops, manufactures and markets automated rapid wide angle X-Ray Diffraction measurement systems for semiconductor process control.  HyperNex is a pioneer and worldwide leader in providing quantitative crystallographic information critical to the optimization of yield and performance of polycrystalline materials in semiconductor device manufacturing. The company’s website is www.hypernexinc.com.

About Nova

Nova Measuring Instruments Ltd. Develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding expected revenue contributions of HyperNex and the impact the transaction is expected to have on our product offerings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to:  unforeseen conditions which could prevent us or HyperNex from satisfying conditions to closing, our ability to successfully complete our acquisition and integration of HyperNex, our ability to leverage our existing channels to expand into the market for X-Ray diffraction metrology, changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements and changes in customer demand for our products.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 28, 2005.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.